Exhibit 99.1

VivoPower International PLC Earnings Conference Call Details

LONDON, August 21, 2020

VivoPower International PLC (NASDAQ: VVPR, “VivoPower”, the "Company”) is pleased to confirm details for the upcoming earnings conference call on Monday, August 24, 2020 at 16:30 EDT /21:30 BST which will be hosted by Kevin Chin, Executive Chairman and Chief Executive Officer of VivoPower alongside other key leaders of the Company.

Participants are required to register for the call by following the link below:

https://www.speakservecloud.com/register-for-call/1df6b46e-5831-405b-a2e1-a7b0f2919bf1

The call will be recorded and will be available on https://vivopower.com/investors/.

About VivoPower

VivoPower is an international solar and critical power services business, providing critical energy infrastructure generation and distribution solutions to a diverse range of commercial and industrial customers, including the development, construction, and sale of photovoltaic solar projects.

Contact

Investor Relations

shareholders@vivopower.com